Exhibit 12.1
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
     For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings are defined as earnings from continuing operations before income taxes less net income attributable to noncontrolling interest plus fixed charges, less preferred stock dividends. Fixed charges means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense. For the purpose of calculating the ratio above, preferred stock dividends are divided by 100% minus the effective income tax rate.

	Nine Months		Year Ended December 31,
	Ended September 30,
	2009		2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before income taxes	$145,806		$168,464		$122,022		$97,444		$41,742		$27,769
Less: Net income attributable to noncontrolling interest	(338)		(604)		(285)		—		—		—
Fixed charges, less preferred stock dividends	57,250		81,404		78,885		43,155		28,845		19,778

Total earnings	202,718		249,264		200,622		140,599		70,587		47,547

Fixed charges:
Interest expense, including amortized premuims, discounts and capitalized expenses related to indebtedness	53,432		76,210		74,116		39,968		26,169		17,817
Interest component of rental expense	3,818		5,194		4,769		3,187		2,676		1,961
Preferred stock dividends	—		—		—		—		—		1,069

Combined fixed charges and preferred stock dividends	$57,250		$81,404		$78,885		$43,155		$28,845		$20,847

Ratio of earnings to combined fixed charges and preferred stock dividends	3.54	x	3.06	x	2.54	x	3.26	x	2.45	x	2.28	x